Exhibit 33.1

Management’s Assertion Regarding Compliance with Applicable Servicing Criteria

GM Financial Company, Inc. is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the fiscal year ended December 31, 2011 (the “Reporting Period”). The transactions covered by this report include publicly issued auto loan asset-backed securities transactions issued from March 2, 2006 to December 31, 2011 for which we acted as servicer involving auto loans (the “Platform”).

Applicable Servicing Criteria: All servicing criteria set forth in Item 1122(d) except for the following criteria: 1122(d)(1)(ii),

1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), which we have determined are not applicable to the activities we perform with respect to the Platform (the “Applicable Servicing Criteria”).

Third parties classified as vendors: With respect to servicing criteria 1122(d)(2)(i) we have engaged various vendors to serve as repositories for customer payments (i.e. a lockbox bank and a third party money wire transfer provider) as required by the servicing criteria. We have determined that none of the vendors are a “servicer” as defined in Item 1101(j) of Regulation AB, and we elect to take responsibility for assessing compliance with the portion of the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). We have policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. We are solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

With respect to the Platform and the Reporting Period, we provide the following assessment of compliance with respect to the Applicable Servicing Criteria:

1.	We are responsible for assessing our compliance with the Applicable Servicing Criteria.

2.	We have assessed compliance with the Applicable Servicing Criteria, including servicing criteria for which compliance is determined based on Interpretation 17.06 as described above, as of and for the Reporting Period. In performing this assessment, we used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

3.	We were in material compliance with the Applicable Servicing Criteria as of and for the Reporting Period.

Deloitte & Touche LLP, a registered public accounting firm has issued an attestation report with respect to our foregoing assessment of compliance as of and for the Reporting Period.

GM Financial Company, Inc.

By:	/s/ James Fehleison
Name:	James Fehleison
Title:	Executive Vice President, Accounting Corporate Controller
Date:	March 23, 2012